ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd Post-Effective Amendment No. 1 to Registration Statement on Form F-1 Filed July 28, 2021 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2021 regarding our post-effective amendment No.1 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.2 to the Registration Statement filed publicly accompanying this Response Letter is referred to as the Amended Registration Statement.

Registration Statement on Form F-1

Prospectus Cover Page, page i

1.	We note your disclosure you have applied for approval to list your ordinary shares on the Nasdaq Capital Market. Please disclose whether your offering is contingent on getting a Nasdaq listing. We also note your disclosure that "[p]rior to this Offering, there has been no public market for Ordinary Shares." Please disclose whether any shares have been sold in the best efforts offering originally registered on this Form F-1 and whether your securities were quoted or otherwise traded on any market, including any OTC markets.

Response: In response to the Staff’s comment, we have disclosed on page i of the Amended Registration Statement that our offering is contingent on the approval of listing of our ordinary shares on the Nasdaq Capital Market. We also disclosed on page i that none of the ordinary shares has been sold in the best efforts offering originally registered on this Form F-1, and that our ordinary shares have not been quoted or otherwise traded on any market, including any OTC markets.

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a BVI holding company with operations conducted by your subsidiaries and that this structure involves unique risks to investors. Please disclose that investors may never directly hold equity interests in your operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that, different from other China-based issuers whose operations were conducted through variable interest entities, or “VIEs”, we are not a Chinese operating company, nor do we have any subsidiary, VIE or operation in China. We primarily conduct business activities through our operating subsidiary in Hong Kong, ALE Corporate Services Ltd., or, ALECS, in which we have direct equity ownership. We have made such clarification on page i of the Amended Registration Statement. In terms of financial significance, we generate substantially all of our revenue from ALECS in Hong Kong. As of the date of this response letter, we have fewer than 10,000 clients who are based in China.

While we are planning to expand our business in China, we can set up wholly-owned subsidiaries in China for such purpose, instead of establishing a VIE structure to control the entities in China via contractual arrangements under the current PRC rules and regulations.

As a result, in the event that the Chinese government significantly limits or prohibits the use of the VIE structure, we do not expect a material adverse impact to our current corporate structure, operation, long-term business prospects and/or value of our ordinary shares.

3.	Please provide prominent disclosure about the legal and operational risks associated with being based in Hong Kong and having all of the company’s operations to date in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to Staff’s comment, we have revised the disclosure on page i of the Amended Registration Statement to clarify that that our operating subsidiary is based in Hong Kong and substantially all of our operations and revenues are generated in Hong Kong, while some of the operating subsidiary’s clients are PRC individuals. We have also disclosed on page i of the Amended Registration Statement about the legal and operational risks associated with being based in Hong Kong and having clients based in China. We also referenced the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns.

4.	Please clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Please disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to Staff’s comment, we have disclosed on page ii of the Amended Registration Statement that “we”, “us”, or the “Company” in the prospectus refers to the holding company, its wholly owned subsidiary in British Virgin Islands (“BVI”), ALE (BVI) Limited (“BVI Sub”), and BVI Sub’s wholly owned subsidiary in Hong Kong, ALECS, unless the context otherwise indicates and that in the context of describing our business, operations and consolidated financial information, “we”, “us”, the “Company” or “ALE” refers to ALECS We also clarified that the investors are purchasing their interest in ALE Group Holding Limited, the BVI entity.

Prospectus Summary, page 1

5.	In your summary of risk factors, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to Staff’s comment, we have revised the disclosure on pages 1 to 3 of the Amended Registration Statement to clarify that our operating subsidiary is based in Hong Kong and substantially all of our operations and revenues are generated in Hong Kong, while some of the operating subsidiary’s clients are PRC individuals. However, we also added in the disclosure on page 2 of the Amended Registration Statement that we are subject to the unique risks associated with being based in Hong Kong and having clients in China.

6.	Please disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, we have revised on page 6 of the Amended Registration Statement to disclose that we are currently not required to obtain permission from any of the PRC authorities to operate and issue our ordinary shares to foreign investors. In addition, we and our subsidiaries are not required to obtain permission or approval from the PRC authorities including CSRC and the CAC, for our subsidiaries’ operation, nor have we or our subsidiaries received any denial for our subsidiaries’ operation. We also note that our response to this Comment No.6 is subject to the uncertainty of different interpretation and implementation of the rules and regulations in the PRC that could be potentially adverse to us, which may take place quickly with little advance notice.

7.	Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, we included on page 4 of the Amended Registration Statement to disclose that how cash is transferred through our organization. We also clarified that we have only distributed dividends to our shareholders on April 1, 2020, for a total amount of HKD3,045,558 (US$391,732), and on May 17, 2019, for a total amount of HKD1,700,000 (US$219,318) was paid in full to its shareholders on July 9, 2019. Other than these, we have not declared or paid any cash dividends on our capital shares. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

8.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comment, we included on pages 3 and 29 of the Amended Registration Statement to disclose that our ordinary shares may be prohibited to trade on a national exchange as a result of a prohibition under the Holding Foreign Companies Accountable Act. Our auditor, Friedman LLP, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor.

Risk Factors, page 9

9.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2, 24 and 28 of the Amended Registration Statement to separately highlight the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares and to acknowledge the risk that Chinese government’s recent actions which indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.

10.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we revised our disclosure on pages 6 and 25 of the Amended Registration Statement to clarify that we believe the draft amendment to the Rules on Cybersecurity Review, or the Draft Amendment, issued by the Cyberspace Administration of China, or the CAC in July 2021 does not have material impact on our business and this offering, and that we are in compliance with the regulations and policies that have been issued by the CAC.

In July 2021, the CAC and other related authorities released the Draft Amendment for public comments, which among others, proposes that (i) Data processors which carry out data processing activities (including the collection, storage, use, processing, transmission, provision, disclosure, etc. of data)1 are also within the regulatory scope of the CAC; and (ii) toperators (including both “operators of critical information infrastructure” and “data processors”) holding more than one million users’ individual information (which is to be further specified) and seeking a listing outside of China shall file for cybersecurity review with the Cybersecurity Review Office.

We, through our operating subsidiary in Hong Kong, provide corporate financial consulting services to our clients, which do not involve operation of critical information infrastructure. However, ALECS may collect and store  certain data (including certain personal information) from clients for the purpose of “Know Your Customers”, and such clients may be PRC individuals. As of date of this letter, ALECS has collected and [stored] fewer than 10,000 PRC individuals’ personal information. As a result, we are not required to file for cybersecurity review with the Cybersecurity Review Office in regard with our listing of ordinary shares in the U.S., nor have   we been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. Based on laws and regulations currently in effect in the PRC as of the date of this letter, we are not required to obtain regulatory approval from Chinese authorities before listing in the U.S. We believe we are in compliance with the regulations and policies that have been issued by the CAC to date.

As the Draft Amendment have not been adopted and it remains unclear whether the formal version adopted in the future will have any further material changes, we still face uncertainties that the rules may be enacted, interpreted or implemented in ways that will negatively affect us.

General

11.	We note that this post-effective amendment amends a registration statement on Form F-1 that went effective on December 28, 2020 and registered the offer and sale by the registrant of 2,880,000 ordinary shares. This amendment discloses that it is registering a total of 6,920,000 ordinary shares. Assuming that none of the original 2,880,000 shares were sold, and taking into account the 2 for 1 forward split of your shares, it appears that you are attempting to increase the number of shares covered by this registration statement A registrant cannot register additional securities by means of a post-effective amendment. Please refer to Securities Act Rule 413(a) and Securities Act Rules Compliance and Disclosure Interpretation 210.01. Please remove these additional securities from your post-effective amendment. Any new offering of securities would need to be covered by a new registration statement.

Response: In response to the Staff’s comment, we have revised the registration fee table and throughout the Amended Registration Statement to register a total of 5,760,000 ordinary shares. We have not sold any of those 2,880,000 shares (pre-forward split) which were originally registered on the Form F-1. As a result, we will not register additional securities by means of a post-effective amendment.

1 pursuant to the Data Security Law of the PRC to be in effective on September 1, 2021.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC